OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70079

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Avenue Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2601 S. Bayshore Drive, Suite 1100
(No. and Street)

Miami	FL	33133
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tom Hopkins	603.216.8933	thomas.hopkins@acaglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

300 Tri State International, Ste. 180	Lincolnshire	IL	60069
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roberto Lee _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Avenue Securities LLC _____, as of December 31 _____, 2 025 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ■ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

AVENUE SECURITIES LLC

FINANCIAL STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2025

(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

Public Document

AVENUE SECURITIES LLC

CONTENTS:

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Member of Avenue Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Avenue Securities LLC as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Avenue Securities LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Avenue Securities LLC's management. Our responsibility is to express an opinion on Avenue Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Avenue Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Avenue Securities LLC's auditor since 2024.

Michael Coglianese CPA, P.C.

Lincolnshire, IL
February 25, 2026

Avenue Securities LLC

Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$	372,619
Receivables from broker dealers and clearing organizations		1,602,816
Deposits with broker dealers and clearing organizations		1,005,758
Securities owned, at fair value		4,326,900
Interest receivable		1,075,451
Other receivables		140,723
Prepaid expenses and deposits		230,812
Total assets	$	8,755,079

Liabilities and Member's Equity

Liabilities

Payable to broker dealers and clearing organizations	23
Accounts payables and accrued expenses	1,641,587
Due to affiliate	374,306
Total liabilities	2,015,916
Member's equity	6,739,163
Total liabilities and member's equity	$ 8,755,079

See accompanying notes to the financial statement.
PUBLIC DOCUMENT

2

1. Organization and Nature of Business

Avenue Securities LLC (the "Company") is a Limited Liability Company formed in the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is wholly-owned by Avenue Holdings Inc (the "Member").

On January 16, 2024, FINRA granted the Company permission to expand its business to operate a cash management money market fund sweep program for its customers. As a result of this business line expansion, the Company it is now subject to Rule 15c3-3 (the Customer Protection Rule) of the Securities Exchange Act of 1934 and subject to a minimum net capital requirement of $250,000 with respect to Rule 15c3-1(a)(2)(i).

The Company continues its primary business of brokering securities through its clearing firms on a fully disclosed basis and an introducing broker/dealer on a riskless basis. The Company's customers are primarily international.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The accompanying financial statement have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

Management Estimates

The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing the Company's financial statement are reasonable. However, actual results could differ from those estimates and differences may be material.

Subsequent Events

The Company has considered subsequent events and transactions through February 25, 2026, the date the financial statement was issued.

Government and Other Regulation

A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's net capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined.

Cash and Cash Equivalents

The Company considers highly liquid instruments, with original maturities of three months or less at the date of acquisition, that are not held for sale in the ordinary course of business, to be cash equivalents. The Company has cash deposits with high credit quality financial institutions, which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per institution.

2.   Summary of Significant Accounting Policies (continued)

Cash segregated under federal and other regulations

The Company defines cash segregated for regulatory purposes as deposits of cash that have been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the SEC. At December 31, 2025 there was no requirement to maintain restricted cash included in cash segregated for regulatory purposes on the statement of financial condition.

Receivables from and Payables to Brokers-Dealers and Clearing Organizations

The Company is a member of two clearing organizations which it maintains cash required in order to conduct its day-to-day clearance activities. Receivables from and payables to broker dealers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading and clearing of securities in the U.S. In addition, the net receivable or payable arising from unsettled trades would be reflected in either the receivable from or payable to broker dealers and clearing organizations line item on the statement of financial condition.

Deposits with clearing organizations represent cash deposited for the purposes of supporting clearing and settlement activities and are reflected in the receivable from broker dealers and clearing organizations line item on the statement of financial condition. The Company carries cash deposited with clearing organizations at cost, which approximates fair value.

Payables to broker dealers and clearing organizations include amounts payable to the Company's broker dealers and clearing organizations.

Interest Receivables

Interest receivables arise from customer balances in the cash management money market fund sweep program, which is held in an omnibus account in the name of The Company with a high-credit-quality financial institution.

Securities Transactions

All securities transactions are recorded on a settlement date basis. Securities owned are recorded at fair value.

Accounts Payable, Accrued Expenses, and Due to Affiliate

Accounts payable, accrued expenses, and due to an affiliate include accruals for employee related compensation, employee benefits and third-party services, as well as other payables.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, no income taxes are reflected in the accompanying financial statement.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Segment Reporting

The Company adopted Accounting Standards Update (ASU) 2023-7, Disclosure of Financial Information for a Single Segment Entity. Under this guidance, the Company is required to disclose specific financial information for its single reportable segment.

2.   **Summary of Significant Accounting Policies (continued)**

Segment Reporting - continued

The Company operates as a single reportable segment, focusing on broker dealer activities, mainly brokering securities for customers. All material financial information, including revenue, expenses, and assets, is reviewed and managed by the Company's Chief Operating Decision Maker (CODM) its chief executive officer.

As a result of operating as a single segment entity, the Company's financial statement reflects its overall performance without disaggregation into multiple segments.

Concentration of Credit Risk

The Company provides brokerage and related services to a customer base primarily internationally. The Company's exposure to credit risk associated with these transactions is measured on an individual customer. To reduce the potential for risk concentration, the Company may require collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral is continually monitored, and customers are required to provide additional collateral as necessary.

Reclassifications

Certain reclassifications have been made to the prior year financial statement to conform to the current year presentation.

3.   **Fair Value Measurements**

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), establishes a fair value hierarchy that prioritizes the significant inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to significant unobservable inputs

(Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:

- Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

- Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

- Level 3 – Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date

Inputs broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. The Company uses actively quoted market prices as the primary input to its valuation. An individual investment's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" may require judgment by the Company's management.

The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by multiple, independent sources that are actively involved in the relevant market. The categorization of an investment within the hierarchy is based upon the pricing transparency of that investment and does not necessarily correspond to the Company's perceived risk of that investment.

The Company's investments were within Level 1, as quoted prices for identical securities were readily available.

3.   **Fair Value Measurements (continued)**

The following table presents the financial instruments carried on the statement of financial condition by level within the valuation hierarchy as of December 31, 2025:

	Fair Value Measurements 12/31/2025	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Assets				
Money market funds	$ 4,326,900	$ 4,326,900		
	$ 4,326,900	$ 4,326,900	$ -	$ -
Liabilities				
	$ -	$ -	$ -	$ -

There were no securities transfers in or out of Level 3 during the year.

Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, receivables from brokers and clearing organizations, interest receivables, prepaid expenses and deposits, other receivables, accounts payable and accrued expenses, due to affiliate, payables to brokers and clearing organizations. Such amounts are measured as Level 1 within the fair value hierarchy.

4.   **Receivable from and Payable to Broker Dealers and Clearing Organizations**

The Company has clearing agreements with clearing organizations to carry its accounts and the accounts of its clients as customers of the clearing organization. Pursuant to the clearing agreement, the Company introduces its customers' securities transactions to its clearing organization on a fully disclosed basis. In accordance with industry practice and regulatory requirements, the Company and the clearing organizations monitor collateral in the customers' accounts.;

5.   **Transactions with Related Parties**

The Company o p e r a t e s under an agreement with affiliates known as the Services Agreement, which was executed on March 1 2020 and has a term of one year. The Service Agreement identifies expenses shared by Avenue Services, a subsidiary of the Member, which are reimbursed by the Company. The Services Agreement identifies indirect shared expenses such as: office space, telecommunication and internet services, payroll processing fees, and bond (insurance) coverage costs to be shared by the Company and identifies direct costs such as employee compensation which are to be shared by the Company, payable in monthly payments to Avenue Services. Total costs related to the Services Agreement amount to $18,010,194 for the year ended December 31, 2025 and a payable of $374,306 for identified shared expenses. These expenses have been reflected on the Statement of Income in the appropriate categories. If the Company does not provide a 6 month notice before the completion of a 1-year term, the Service Agreement will automatically be renewed for an additional 1-year term.

The transactions with the affiliate described above and the effect thereof on the accompanying financial statement may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

6.   **Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2025, the Company's net capital of $6,281,090 which was $6,031,090 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .321 to 1.

The Company is also subject to the SEC's Customer Protection Rule ("SEC Rule 15c3-3"), which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers. At December 31, 2025, the Company was not required to maintain cash segregated for the exclusive benefit of customers.

7.   **Customer Cash Segregated Under Federal and Other Regulations**

In accordance with the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, the Company is required to segregate cash and/or qualified securities for the exclusive benefit of customers.

At December 31, 2025 cash segregated under federal and other regulations consisted of the following:

Customers credit balance	$ -
Customer debit balance	-
Excess amount in reserve bank account	-
Total	$ -

8.   **Off-Balance Sheet and Credit Risk**

The Company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company has established policies for maintaining qualifying collateral and continually assessing the creditworthiness of customers.

The Company does not anticipate non-performance by customers in the above situations.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet-risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

9.   **Commitments and Contingencies**

The Company is subject to litigation in the normal course of business. The Company has no litigation, commitments, or contingent liabilities in progress at December 31, 2025.

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

We have examined Avenue Securities LLC's statements, included in the accompanying compliance report, that (1) Avenue Securities LLC's internal control over compliance was effective during the most recent fiscal year ended December 31, 2025; (2) Avenue Securities LLC's internal control over compliance was effective as of December 31, 2025; (3) Avenue Securities LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2025; and (4) the information used to state that Avenue Securities LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3- 3(e) was derived from Avenue Securities LLC's books and records. Avenue Securities LLC's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Avenue Securities LLC with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2231 of FINRA that requires account statements to be sent to the customers of Avenue Securities LLC will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Avenue Securities LLC's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Avenue Securities LLC's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2025; Avenue Securities LLC complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2025; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2025, was derived from Avenue Securities LLC's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Avenue Securities LLC's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Avenue Securities LLC's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. In our opinion, Avenue Securities LLC's statements referred to above are fairly stated, in all material respects.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 25, 2026

avenue

Compliance Report
SEA Rule 17a-5(d)(1) and (3)

Date: 02/25/2026

To Whom It May Concern:

Avenue Securities LLC (the "Company") is a registered broker-dealer subject to Rul17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2025;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2025;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2025; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

I, Roberto Llopis Lee, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

Signed: _____

Name: Roberto Llopis Lee

Title: CEO